UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)

CALCIMEDICA, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

38942Q 202

(CUSIP Number)

Valence Investments SPV IV, LLC

Valence Investments SPV V, LLC

Valence Investments SPV VI, LLC

Eric Roberts

Rachel Leheny

590 Madison Avenue, 21st Floor

New York, NY 10022

(212) 521-4379

with copy to:

Evan Ng

Dorsey & Whitney LLP

167 Hamilton Avenue, Suite 200

Palo Alto, CA 94301

(650) 565-2252

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 1, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 38942Q 202	SCHEDULE 13D	Page 2 of 8

1	NAMES OF REPORTING PERSON: Valence Investments SPV IV, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 356,989 (See Item 5)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 356,989 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 356,989 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐ Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 2.7%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

[1]

The calculation of percentage ownership is based on a total of 13,470,156 shares of Issuer common stock as of November 1, 2024, as set forth in the Issuer’s prospectus supplement filed with the SEC on October 31, 2024.

CUSIP No. 38942Q 202	SCHEDULE 13D	Page 3 of 8

1	NAMES OF REPORTING PERSON: Valence Investments SPV V, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 86,098[2] (See Item 5)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 86,098[2] (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 86,098[2] (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.6%[3]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

[2]	Includes 66,228 shares of common stock and 19,870 immediately exercisable warrants to purchase common stock at an exercise price of $27.94 per share received pursuant to the Merger Agreement.
[3]

The calculation of percentage ownership is based on a total of 13,470,156 shares of Issuer common stock as of November 1, 2024, as set forth in the Issuer’s prospectus supplement filed with the SEC on October 31, 2024.

CUSIP No. 38942Q 202	SCHEDULE 13D	Page 4 of 8

1	NAMES OF REPORTING PERSON: Valence Investments SPV VI, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 316,109 (See Item 5)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 316,109 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 316,109 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 2.3%[4]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

[4]

The calculation of percentage ownership is based on a total of 13,470,156 shares of Issuer common stock as of November 1, 2024, as set forth in the Issuer’s prospectus supplement filed with the SEC on October 31, 2024.

CUSIP No. 38942Q 202	SCHEDULE 13D	Page 5 of 8

1	NAMES OF REPORTING PERSON: Eric W. Roberts I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 455,065[5]
	8	SHARED VOTING POWER: 759,196[6] (See Item 5)
	9	SOLE DISPOSITIVE POWER: 455,065[5]
	10	SHARED DISPOSITIVE POWER: 759,196[6] (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,214,261[6] (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.0%[7]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

[5]

Includes 164,706 shares of common stock held directly by Mr. Roberts, 73,778 shares of common stock held in individual retirement accounts for the benefit of Mr. Roberts, 168,896 Employee Stock Options to purchase common stock at an exercise price ranging from $3.25 to $17.34, and 47,685 warrants to purchase common stock at an exercise price ranging from $7.15 to $10.42 per share.

[6]

Includes 19,870 warrants to purchase common stock at an exercise price of $27.94 held by Valence Investments SPV V, LLC, 356,989 shares of common stock held by Valence Investments SPV IV, LLC, 66,228 shares of common stock held by Valence Investments SPV V, LLC, and 316,109 shares of common stock held by Valence Investments SPV VI, LLC. Mr. Roberts is a co-founder and managing director of Valence Investments SPV IV, LLC, Valence Investments SPV V, LLC, and Valence Investments SPV VI, LLC.

[7]

The calculation of percentage ownership is based on a total of 13,470,156 shares of Issuer common stock as of November 1, 2024, as set forth in the Issuer’s prospectus supplement filed with the SEC on October 31, 2024.

CUSIP No. 38942Q 202	SCHEDULE 13D	Page 6 of 8

1	NAMES OF REPORTING PERSON: A. Rachel Leheny I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 458,482[8]
	8	SHARED VOTING POWER: 759,196[9] (See Item 5)
	9	SOLE DISPOSITIVE POWER: 458,482[8]
	10	SHARED DISPOSITIVE POWER: 759,196[9] (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,217,678[8,9] (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.0%[10]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

[8]

Includes 130,926 shares of common stock held directly by Ms. Leheny, 1,000 shares of common stock held by Ms. Leheny’s spouse, 281,013 Employee Stock Options to purchase common stock at an exercise price ranging from $2.44 to $17.34, and 45,543 warrants to purchase common stock at an exercise price equal to $7.15 per share.

[9]

Includes 19,870 warrants to purchase common stock at an exercise price of $27.94 held by Valence Investments SPV V, LLC, 356,989 shares of common stock held by Valence Investments SPV IV, LLC, 66,228 shares of common stock held by Valence Investments SPV V, LLC, and 316,109 shares of common stock held by Valence Investments SPV VI, LLC. Ms. Leheny is a co-founder and managing director of Valence Investments SPV IV, LLC, Valence Investments SPV V, LLC, and Valence Investments SPV VI, LLC.

[10]

The calculation of percentage ownership is based on a total of 13,470,156 shares of Issuer common stock as of November 1, 2024, as set forth in the Issuer’s prospectus supplement filed with the SEC on October 31, 2024.

CUSIP No. 38942Q 202	SCHEDULE 13D	Page 7 of 8

Reference is hereby made to the statements on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on March 30, 2023, as amended by Amendment No 1 filed with the SEC on November 22, 2023 and Amendment No 2 filed with the SEC on February 8, 2024 (collectively, the “Schedule 13D”), which is incorporated by reference.

This Amendment No. 3 to the Schedule 13D filed, relating to the common stock, par value $0.0001 per share (the “Common Stock”) of CalciMedica, Inc., a Delaware corporation (the “Issuer”) amends and supplements certain of the items set forth therein.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended supplemented by adding the following at the end of Item 3:

Open-Market Purchases

Since February 8, 2024, Mr. Roberts and Ms. Leheny have made purchases of Common Stock in open market transactions using their personal funds. Such transactions are described in greater detail in Item 5 below.

Underwritten Offering

On October 30, 2024, the Issuer entered into an underwriting agreement with JonesTrading Institutional Services LLC, (the “Underwriter”), relating to the issuance and sale in a public offering of 2,720,000 shares of the Issuer’s Common Stock. The price to the public in the offering was $3.75 per share. Mr. Roberts and Ms. Leheny purchased 53,333 shares of Common Stock and 20,000 shares of Common Stock, respectively, at the public offering price from the Underwriter. The offering closed on November 1, 2024. Mr. Roberts and Ms. Leheny each used personal funds to acquire the securities.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and supplemented as follows:

Certain warrants held by the Reporting Persons, which were acquired in January 2024 and had an exercise price of $5.36 per share, expired in July 2024, without being exercised.

The Reporting Persons effected the following transactions in the Common Stock on the dates indicated, and such transactions are the only transactions in the Common Stock by the Reporting Persons in the sixty days preceding the filing of this Amendment, or since the last 13D filing, whichever is less:

Name	Nature of Transaction	Date	Number of Shares of Common Stock	Price per Share
Roberts	Open Market Purchase	4/1/2024	746	$3.90
Roberts	Open Market Purchase	4/2/2024	3,254	$3.90
Roberts	Open Market Purchase	6/27/2024	5,000	$3.22
Roberts	Open Market Purchase	8/21/2024	5,000	$4.04
Roberts	Open Market Purchase	8/23/2024	2,000	$3.5785
Roberts	Open Market Purchase	8/23/2024	3,000	$3.57
Leheny	Open Market Purchase	8/27/2024	1,000	$4.20 - $4.27
Leheny	Purchase in Underwritten Offering	11/1/2024	20,000	$3.75
Roberts	Purchase in Underwritten Offering	11/1/2024	53,333	$3.75

CUSIP No. 38942Q 202	SCHEDULE 13D	Page 8 of 8

Signatures

After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

VALENCE INVESTMENTS SPV IV, LLC

Dated: November 6, 2024	By:	/s/ Eric Roberts
Name: Eric Roberts
Title: Manager

VALENCE INVESTMENTS SPV V, LLC

Dated: November 6, 2024	By:	/s/ Eric Roberts
Name: Eric Roberts
Title: Manager

VALENCE INVESTMENTS SPV VI, LLC

Dated: November 6, 2024	By:	/s/ Eric Roberts
Name: Eric Roberts
Title: Manager

ERIC ROBERTS:

Dated: November 6, 2024	By:	/s/ Eric Roberts

A. RACHEL LEHENY:

Dated: November 6, 2024	By:	/s/ A. Rachel Leheny